June 12, 2007

Mail Stop 4561

Shaun Passley
Chief Executive Officer
EPAZZ, Inc.
445 East Ohio, Suite 250
Chicago, IL 60611

> **Re: EPAZZ, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed May 11, 2007**
> **File No. 333-139117**

Dear Mr. Passley:

We have reviewed your amendment and have the following comments. All comment references relate to our letter dated January 6, 2007.

Risk Factors, page 5

1. Please see our prior comment number 7. We do not understand why you cannot estimate the costs associated with becoming a public company – these costs would appear to be an important element of any business plan. Please provide the disclosure here or in management's discussion and analysis.

Management's Discussion and Analysis, page 23

2. Please see our prior comment 12. We cannot locate your discussion of the substantial investment needed to perfect the BoxesOS system. Please advise or revise.

3. Please see our prior comment number 13. We cannot locate your discussion of the financial difficulties giving rise to the going concern opinion and the viable plan you have for removing such this threat. Please advise or revise.

4. Please see our prior comment number 14. As previously requested, please revise the results of operations to discuss the reasons for any material changes.

5. Please see our prior comment number 16. Your response letter does not respond to this comment; further, we are unable to locate any revised disclosure

responsive to our comment. Please advise or revise.

6. Please see our prior comment number 17. While your response indicates that you have added disclosure stating that you Chief Executive Officer has not committed to providing additional funds, your disclosure indicates that EPAZZ should be able to meet current expenses by seeking additional equity or debt financing "including loans from [y]our Chief Executive Officer." Please advise or revise.

Description of Business, page 26

7. Please see our prior comment 20. Under Intellectual Property, please explain the statement that over the previous two years EPAZZ has "spent approximately issued 1,000,000 Class A Common Shares in consideration for research and development."

Executive Compensation, page 31

8. Please see our prior comment 25. Please conform the headings of your summary compensation table to newly revised Item 402(b) of Regulation S-B. Note that you do not have to provide information for years before 2006. See Section VII of Release No. 33-8732A.

Certain Relationships and Related Transactions, page 31

9. Please include the statement that the company has no policy regarding transactions with management in the disclosure in this caption.

Selling Stockholders, page 33

10. Please see our prior comment 28. We do not understand your response that the requested disclosure regarding the selling shareholders is found in Item 26 of Form SB-2. As you know, Item 26 is in part II of the registration statement and Part II is not delivered to prospective investors. As previously requested, please revise to disclose the specific transactions in which the various selling shareholders acquired the shares being offered. Such disclosure should include, but not be limited to, the material terms of the transaction and the identification of any material relationship between EPAZZ and the selling shareholder within the past three years. See Item 507 of Regulation S-B.

Financial Statements

11. Please update the financial statements and all related information as required by Item 310(g) of Regulation S-B.

Part II
Item 26. Recent Sales of Unregistered Securities

    12. Please see our prior comment 33. As previously requested, please state whether each person who received securities in a 4(2) issuance was accredited or sophisticated with access to information.

Item 27. Exhibits

    13. Please see prior comment 36. Please revise your exhibit index to include a listing to your form of Subscription Agreement.

    14. Please see prior comment 37. We note your revision and supplemental response. With respect to our first point, we do not understand why you reference "valid and legally binding obligations" in the context of an opinion on common stock. Please advise. With respect to our second issue, we continue to believe that the language in the legality opinion specifying counsel as a member of the Bar of the State of New York and the Bar of Montana while EPAZZ is incorporated in Illinois is a jurisdictional qualification.

    Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Steven Anthony Behar
       S. A. Behar & Associates PLLC
       82 Wall Street, Suite 311
       New York, NY 10095
       Facsimile no. (212) 943-0002